Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2012	2013	2014	2015	2016	2016	2017
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(13,276)	$10,409	$26,366	$78,756	$88,376	$15,855	$25,206
Fixed charges - per below	44,329	44,109	50,470	48,760	57,689	13,445	15,843
Less:
Capitalized interest	(185)	(851)	(1,328)	(2,550)	(4,563)	(718)	(1,500)

Earnings before fixed charges	30,868	53,667	75,508	124,966	141,502	28,582	39,549

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	43,994	43,108	48,992	46,060	52,976	12,689	14,305
Capitalized interest	185	851	1,328	2,550	4,563	718	1,500
Estimate of interest within rental expense	150	150	150	150	150	38	38

Total Fixed Charges	44,329	44,109	50,470	48,760	57,689	13,445	15,843

Income allocated to preferred shareholders	6,008	6,008	6,008	6,008	5,045	1,502	—
Total combined fixed charges and preferred distributions	50,337	50,117	56,478	54,768	62,734	14,947	15,843

Ratio of earnings to fixed charges (a)	0.61	1.07	1.34	2.28	2.26	1.91	2.50

*  Includes amounts reported in discontinued operations

 (a)  In fiscal 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $19.5 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2012.